

April 26, 2012

Via E-mail
Michael B. Farnell, Jr.
Executive Vice President and
Chief Legal Officer
Nexeo Solutions, LLC
9303 New Trails Drive
Suite 400
The Woodlands, TX 77381

> **Re: Nexeo Solutions, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 10, 2012**
> **File No. 333-179870**

Dear Mr. Farnell:

We have reviewed your registration statement and have the following comments.

China Joint Venture Acquisition, page 47

1. We note your response to comment 13 in our letter dated March 30, 2012. We note from your response that if you (1) adopt a budget that sets (or amends an existing budget such that it sets) target net working capital below RMB 50 million ($7.9 million as of March 31, 2012) for 2012 or for 2013, (2) adopt a budget that sets (or amendment of an existing budget such that it sets) the maximum amount of annual capital expenditure below RMB 5 million ($0.8 million as of March 31, 2012) for 2012 or for 2013, or (3) adoption or amendment of the 2012 budget reducing target EBITDA below RMB 150 million ($23.7 million as of March 31, 2012) without consent of the BPC Shareholders, they will have the right to sell you the remainder of their joint venture interests. Please tell us whether you adopted a budget or amended the budget that would require you to purchase the additional interest from the shareholders of Beijing PlasChem as of December 31, 2011 or March 31, 2012.

   Furthermore, you state that upon delivery of your 2013 audited financial statements of the joint venture, the BPC Shareholders will have the right to sell to the company any remaining interest in the joint venture held by the BPC Shareholders. We note that if the liquidation of Beijing PlasChem occurred and you previously purchased an additional 30% interest in the joint venture, the price of any transfer of the remaining interest would be based solely on certain EBITDA targets. It is unclear whether the Shareholders would be restricted from putting their 40% interest (had there been no previous transfers of interest in the joint venture) to you after delivery of your 2013 audited financial statements. Please clarify whether BPC Shareholders have an unrestricted right to put the shares to you.

2. We note your response to comment 14 in our letter dated March 30, 2012.   You state that the financial statements of Beijing PlasChem were prepared under PRC GAAP, rather than U.S. GAAP, for the purposes of performing your test of significance pursuant to Rule 3-05 of Regulation S-X. Your response is currently being reviewed by our Division's Chief Accountant's Office and we may comment on this matter in the future.

3. Please tell us whether you consolidate your 60% interest in the joint venture or use equity method accounting. Please tell us and clarify in your filing when the joint venture started or will begin operations. Please tell us whether amounts related to your joint venture are included in your December 31, 2011 results. If so, please tell us whether amounts were recorded under U.S. GAAP.

4. You state that preparing U.S. GAAP financial statements for your joint venture would require significant time, in part, because you would have to educate Beijing PlasChem resources, hire third-party advisors and obtain information required for U.S. GAAP. Please tell us how you plan to overcome these obstacles when reporting the results of the joint venture in future periods in your financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Liquidity, page 66

5. We note your revised disclosure on page 66 that $38.3 million of your $53.4 million in cash and cash equivalents is held by your foreign subsidiaries outside the United States. Please disclose whether you would need to accrue and pay taxes to repatriate the cash held by your foreign subsidiaries and whether or not you intend to repatriate these funds.

Legal Proceedings, page 92

6. We note your response to comment 27 in our letter dated March 30, 2012. Please disclose in your registration statement that these cases do not include requests for a specific dollar amount of damages in the applicable claims and that their assertions primarily relate to the claim that you are obligated to continue to cover employees under the underfunded union-affiliated multi-employer pension plan in which the employees participated as employees of the Distribution Business.

Compensation Discussion and Analysis, page 101

7. We note your responses to comments 33 and 34 in our letter dated March 30, 2012. While we note that you did not acquire the Ashland distribution business until March 31, 2011, it appears that you employed several of your executive officers before this date, including Messrs. Bradley, Chapman, and Farnell. Moreover, we note that you paid certain of your named executive officers compensation prior to the beginning of the Short Year (April 1, 2011-September 30, 2011), including consulting fees and an award of phantom units to Mr. Bradley. Please note that if the principal executive officer or principal financial officer served in that capacity during any part of a fiscal year with respect to which is information is required, information should be provided as to all of his compensation for the full fiscal year. Refer to Item 402(a)(4) of Regulation S-K. Accordingly, please remove references to the Short Year in this section and the Certain Relationships and Related Party Transactions section and provide executive compensation information for the full fiscal year.

Base Salary, page 102

8. Please disclose the factors considered in the compensation committee's decision to adjust Mr. Smith's base salary to $270,000 for 2012. Refer to Item 402(b)(2)(ix) of Regulation S-K.

Bonuses, page 102

9. We note your response to comment 29 in our letter dated March 30, 2012. Please note that it is our view that compensation awarded under a non-equity incentive plan should be included in the summary compensation table for the year in which the specified performance criteria are satisfied and the compensation is earned, regardless of whether payment is actually made in that year. It is also our view that satisfaction of the relevant performance condition (including an interim performance condition in a long term plan) is the event that is material to investors for Summary Compensation Table reporting purposes, notwithstanding the existence of conditions requiring continued service. Additional material features such as the requirement of continuous employment and payout date for bonuses can be discussed in the accompanying narrative. Please see Release No. 33-8732A at pages 62 and 63 for a discussion of disclosure of non-equity incentive plan compensation in the Summary Compensation Table. Therefore, please include the bonus payout related to fiscal year 2011 in the Summary Compensation Table for 2011.

10. We note your response to comment 30 in our letter dated March 30, 2012. Please disclose in the registration statement the payout date for the discretionary bonuses.

11. We note your response to comment 31 in our letter dated March 30, 2012. In footnote two to the Holdings Series B Unit Vesting Schedule on page 105, please disclose the

applicable performance based metric upon which the performance-based units will vest and that the company did not met this performance target at the time of accelerated vesting in November 2011.

Certain Relationships and Related Party Transactions, page 116

12. We note your response to comment 36 in our letter dated March 30, 2012; however, we partially reissue the comment. Please revise your disclosure regarding the quarterly tax distributions to or on behalf of your members to identify the specific related persons and the approximate dollar value of each related person's interest in the transaction. Refer to Item 404(a)(1) and (a)(4) of Regulation S-K.

You may contact Tracey McKoy at (202) 551-3772 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Sarah K. Morgan (via e-mail)
         Vinson & Elkins L.L.P.
         1001 Fannin, Suite 2300
         Houston, TX 77002